UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO

REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Semiannual Period Ended June 30, 2018

1st stREIT Office Inc.

(Exact name of registrant as specified in its charter)

 Commission File Number: 024-10716

Maryland	81-4602947
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

11601 Wilshire Boulevard, Ste. 1690 Los Angeles, CA	90025
(Address of Principal Executive Offices)	(Zip Code)

(310) 421-1030

(Registrant’s Telephone Number, Including Area Code)

2

Item 1. Management’s Discussion and Analysis of Financial Condition and Results

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes appearing at the end of this Semiannual Report on Form 1-SA (“Semiannual Report”). This discussion and analysis contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” as disclosed in our Offering Circular. The accompanying consolidated balance sheets, and the related consolidated statements of operations, stockholders’ equity and cash flows as of June 30, 2018 and for the six months ended June 30, 2018 are unaudited and have not been reviewed by external auditors.

Overview

1st stREIT Office Inc., is a Maryland corporation formed to originate, invest in, and manage a portfolio of primarily office properties. We expect to use substantially all of the net proceeds from our offering to originate, acquire and structure a diversified portfolio of commercial real estate properties. We are externally managed by SW Manager, LLC(our “Manager”), which is a wholly-owned subsidiary of and controlled by Tryperion Partners, LLC, a California limited liability company (our “Sponsor”). Our Sponsor is a private real estate investment firm that provides investment management services to a range of foundation and high net worth clients. We commenced operations on May 31, 2017, upon the completion of our first acquisition. See “Laumerier Transaction” in the notes to our consolidated financial statements included in this Semiannual Report for a description of the acquisition.

We are currently offering a maximum of up to $50,000,000 shares of our common stock (the “Offering”). As of June 30, 2018, we have raised approximately $1,443,600 in capital from 167 investors (not including the $75,000 in private placements to our Sponsor. We have adopted a quarterly stockholder redemption plan whereby, subject to certain restrictions and limitations, stockholders may be provided the opportunity to have their shares of common stock redeemed by us. See “Redeemable Common Stock” in the notes to our consolidated financial statements included in this Semiannual Report for a description of the plan.

We plan to invest primarily in opportunistic office properties located throughout the United States, which will be primarily income-producing properties with the potential for long-term capital appreciation.

We have elected to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2017. We believe that we have been organized and have operated in a manner that has allowed us to qualify as a REIT for U.S. federal income tax purposes commencing with such taxable year, and we intend to continue operating in such a manner. .

Liquidity and Capital Resources

Proceeds from shares sold in the Offering have been, and will continue to be, primarily used for (i) property acquisitions, (ii) capital expenditures, and (iii) principal payments on our outstanding indebtedness. Our liquidity needs to acquire real estate and make other real estate investments will be funded primarily from the sale of our shares and from debt proceeds.

The percentage of leverage we employ will vary depending on our available capital, our ability to obtain and access financing arrangements with lenders, debt restrictions contained in those financing arrangements and the lenders’ and rating agencies’ estimate of the stability of our investment portfolio’s cash flow. Our targeted portfolio-wide leverage, after we have acquired a substantial portfolio, is between 40-60% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the interim portfolio) in order to quickly build a diversified portfolio of assets.

Our Manager may, from time to time, modify our leverage policy in its discretion. Incurring substantial debt could subject us to risks that, if realized, would materially and adversely affect us, including the risk that:

•	our cash flow from operations may be insufficient to make required payments of principal of, and interest on, the debt or we may fail to comply with the covenants contained in the instruments governing our debt, which may result in (a) the acceleration of such debt (and any other debt containing a cross-default or cross-acceleration provision) that we may be unable to repay from internal funds or to refinance on favorable terms, or at all, (b) our inability to borrow unused amounts under our financing arrangements, even if we are current in payments on borrowings under those arrangements or pay dividends of excess cash flow held in reserve by such financing sources, and/or (c) the loss of some or all of our assets to foreclosure or sale;

3

•	our debt may increase our vulnerability to adverse economic and industry conditions with no assurance that investment yields will increase with higher financing costs;

•	we may be required to dedicate a substantial portion of our cash flows from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities, stockholder dividends or other purposes; and

•	we may not be able to refinance debt that matures prior to the sale of an investment it was used to finance on favorable terms, or at all.

Debt financings for acquisitions and investments may be obtained at the time an asset is acquired or an investment is made or at such later time as determined to be appropriate. In addition, debt financing may be used from time to time for property improvements, lease inducements, tenant improvements and other working capital needs.

Pursuant to a post-qualification amendment (“PQA”) to our Offering Circular that was qualified by the Securities and Exchange Commission (the “SEC”) on September [27], 2018, we have established a distribution reinvestment and optional cash purchase plan (the “Plan”). The Plan will allow stockholders who elect to participate in the Plan to have their cash dividends reinvested in additional shares of our common stock or make optional cash purchases of shares of our common stock. . Under the Plan, whenever we declare a cash dividend or other distribution, our stockholders who have elected to participate in the Plan will have their cash distribution reinvested in additional shares of common stock at a price equal to the then prevailing market price, without payment of brokerage commissions or service charges, rather than receiving the cash distribution. Stockholders who do not participate in the Plan will continue to receive cash dividends as declared. In addition, as part of the Plan, existing stockholders will have the opportunity to make optional cash purchases of additional shares of common stock directly from us utilizing a streamlined onboarding process.

Stockholders will not be able to acquire shares of common stock under the Plan to the extent that such acquisition would cause them to exceed the ownership limits set forth in our charter (or the ownership limits set forth in any waiver agreements entered into with a stockholder). Specifically, to help ensure that we will retain the ability to qualify as a REIT, we will restrict any stockholder from acquiring, directly or indirectly, beneficial or constructive ownership of more than 4.11% by value or number of shares, whichever is more restrictive, of our outstanding capital stock; unless our board of directors has agreed to waive the 4.11% ownership limit with respect to a particular stockholder, in which case we will restrict such stockholder from acquiring, directly or indirectly, beneficial or constructive ownership of our shares in violations of the ownership limits set forth in such stockholder’s waiver agreement.

We expect to declare and pay dividends on a quarterly basis, or more or less frequently as advised by our Manager, in arrears, based on a record date that is currently expected to be 25th day of the last month of the applicable quarter for which a dividend has been declared. Any dividends we make will be following consultation with our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow. The source of the capital for the distributions made as of June 30, 2018 has been 100% from cash flows from operations. We will set the rate of dividends at a level that will be reasonably consistent and sustainable over time. We have not established a minimum distribution level, and our charter does not require that we pay dividends to our stockholders.

Through June 30, 2018, we declared and paid an aggregate of four distributions (one of which took place prior to the commencement of the Offering) with a weighted average annualized yield of 10%. See “Financial Statements – Subsequent Events – Additional Distributions” in the notes to our consolidated financial statements included in this Semiannual Report for more information.

Generally, our policy will be to pay dividends from cash flows from operations. During our offering stage, when we may raise capital in this offering more quickly than we acquire income-producing assets, and for some period after our offering stage, we may not be able to pay dividends solely from our cash flows from operations. Further, because we may receive property income or other revenue at various times during our fiscal year and because we may need cash flows from operations during a particular period to fund capital expenditures and other expenses, we expect that, at least during the early stages of our development and from time to time during our operational stage, we will declare dividends in anticipation of cash flows that we expect to receive during a later period and we will pay these dividends in advance of our actual receipt of these funds. In these instances, we expect to look to third party borrowings or lines of credit to fund our dividends. We may also fund such dividends from the sale of assets or other investments. Our charter permits us to pay dividends from any source, including offering proceeds or borrowings (which may constitute a return of capital), and our charter does not limit the amount of funds we may use from any source to pay such dividends. If we pay dividends from sources other than our cash flows from operations, we will have less funds available for investment in properties and other assets.

To maintain our qualification as a REIT, we must make aggregate annual dividends to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with Generally Accepted Accounting Principles (“GAAP”)). If we meet the REIT qualification requirements, we generally will not be subject to federal income tax on the income that we distribute to our stockholders each year. See “U.S. Federal Income Tax Considerations – Requirements for Qualification – Annual Distribution Requirements.” Our board of directors may authorize dividends in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.

4

Office properties can be difficult to lease to new tenants, should the current tenant terminate or choose not to renew its lease. These properties generally have received significant tenant-specific improvements and only very specific tenants may be able to use such improvements, making the properties very difficult to re-lease in their current condition. Additionally, an interested tenant may demand that, as a condition of executing a lease for the property, we finance and construct significant improvements so that the tenant could use the property. This expense may decrease cash available for distribution, as we likely would have to (i) pay for the improvements up-front or (ii) finance the improvements at potentially unattractive terms.

Cash Flows from Operating Assets

As of June 30, 2018, we owned three adjacent office properties in the state of Missouri.

For the six months ended June 30, 2018 and June 30, 2017, net cash provided by operating activities was $985,004 and $1,757,049, respectively. For the first six months of 2018, net cash flow from operating activities decreased due to higher general and administrative expenses, higher asset management fees and increased accounts receivable. We are expecting cash flows from operating activities to increase in future periods as a result of future acquisitions of real estate.

Cash Flows from Investing Activities

For the six months ended June 30, 2018 and June 30, 2017, net cash used in investing activities was $161,461 and $462,841, respectively. For the six months ended June 30, 2018, net cash used in investing activities decreased due to a reduction in tenant improvements and leasing costs.

Cash Flows from Financing Activities

For the six months ended June 30, 2018 and June 30, 2017, net cash used in financing activities was $504,516 and $1,718,847, respectively. For the six months ended June 30, 2018, net cash used in financing activities decreased due to a reduction in distributions to non-controlling interests and financing costs.

Results of Operations

The SEC qualified our offering statement for the Offering effective on September 13, 2017. Our results of operations as of June 30, 2018 are not indicative of those expected for future periods as we commenced our operations on May 31, 2017 in connection with our first property acquisition (the “Laumeier Properties”). GAAP requires transfers of property under common control to be presented as of the earliest period presented. It was determined, in accordance with GAAP, that the Laumeier Properties were deemed to be under common control for the period November 9, 2016 (inception) through May 31, 2017, the date of acquisition. Therefore, the Laumeier acquisition was recorded as a change in reporting entity (rather than a sale of the Laumeier Properties and purchase of units in 1st stREIT Office Operating Partnership LP, our operating partnership). Our consolidated financial statements reflect the inherited net assets and results of operations from certain predecessor entities affiliated with our Sponsor as of November 9, 2016 and for the period November 9, 2016 (inception) through the acquisition date. The presentation of this transaction is based upon management’s current interpretation of the accounting guidance.

Based on a comparison of the six months ended June 30, 2018 versus the same period in 2017:

•	Rental income, tenant reimbursements and other income increased by $188,516 to $3,683,240 as a result of increased rentable square footage and contractual rent escalations;

•	Operations and maintenance increased by $96,047 to $774,370 due to higher energy costs;

•	Real estate taxes and insurance increased by $34,926 to $541,390;

•	Property management fee decreased by $17,395 to $91,052 as a result of lower payroll costs;

•	General and administrative increased by $204,025 to $272,147 due to increased legal, tax and accounting costs to support activity;

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•	Asset management fees increased by $190,904 to $215,618 due to a full 2018 period to date accrual;

•	Depreciation and amortization decreased by $40,375 to $1,165,011; and

•	Net interest expenses decreased by $212,709 to $565,981 as there were no debt pre-payment penalties incurred in 2018.

We expect that rental income, tenant reimbursements, other income, operations and maintenance, real estate and insurance, property management fees, general and administrative fees, asset management fees, depreciation and amortization, and net interest expenses will increase in future periods as we acquire more real estate properties.

Outlook and Recent Trends

We believe that the near- and intermediate-term market for investment in select commercial real estate properties is compelling from a risk-return perspective. We believe that our investment strategy, combined with the experience and expertise of our Manager’s management team, will provide opportunities to originate investments with attractive long-term equity returns.

For more information regarding market conditions, please see “Investment Objectives and Strategy” in our Offering Circular here.

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires management to use judgement in the application of accounting policies, including making estimates and assumptions. These assumptions will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Please refer to “Note 2 — Summary of Significant Accounting Policies” to our consolidated financial statements included in this Semiannual Report for more discussion of our accounting policies and procedures.

Item 2. Other Information

None.

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Item 3. Financial Statements

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1st stREIT Office Inc.

Consolidated Balance Sheets (Unaudited)

	June 30, 2018	December 31, 2017
Assets
Real estate:
Land	$4,109,646	$4,109,646
Buildings and improvements	25,872,605	25,827,350
Tenant origination and absorption costs	6,025,934	5,996,480
Total real estate	36,008,185	35,933,476
Less: accumulated depreciation and amortization	(10,925,006)	(9,760,844)
Real estate, net	25,083,179	26,172,632

Cash and cash equivalents	2,209,880	2,489,665
Restricted cash	758,985	160,173
Rents and other receivables, net	1,628,774	1,277,339
Other assets, net	61,704	75,174
Above-market leases, net	-	928
Due from affiliate	-	9,271
Total assets	$29,742,522	$30,185,182

Liabilities and stockholders' equity
Liabilities:
Secured notes payable, net	$24,158,206	$24,133,425
Accounts payable and accrued expenses	1,176,767	888,517
Unearned tenant rents	346,972	448,433
Security deposits	182,274	190,410
Below-market leases, net	72,495	78,653
Due to affiliate	238,304	430,763
Total liabilities	26,175,018	26,170,201

Commitment and contingencies (Note 8)

Stockholders' equity:
Common Stock, $0.01 par value, 900,000,000 shares authorized, 151,860 and 89,845 shares issued and outstanding as of June 30, 2018 and December 31, 2017	1,518	898
Additional paid-in capital	1,473,773	872,848
Cumulative distributions and net loss	(1,271,877)	(730,457)
Noncontrolling interests	3,364,090	3,871,692
Total stockholders' equity	3,567,504	4,014,981
Total liabilities and stockholders' equity	$29,742,522	$30,185,182

F-1

1st stREIT Office Inc.

Consolidated Statements of Operations (Unaudited)

	For the Six Months Ended June 30,
	2018	2017
Revenue:
Rental income	$3,422,347	$3,266,419
Tenant reimbursements	219,990	189,665
Other income	40,903	38,640
Total revenue	3,683,240	3,494,724

Expenses:
Operations and maintenance	774,370	678,323
Real estate taxes and insurance	541,390	506,464
Property management fees	91,052	108,447
General and administrative	272,147	68,122
Asset management fees to affiliate	215,618	24,714
Depreciation and amortization	1,165,011	1,205,386
Interest expense, net	565,981	778,690
Total expenses	3,625,569	3,370,146

Other income (expenses):
Unrealized (loss)/gain on hedging instrument	-	(16,620)
Total other income (expenses), net	-	(16,620)

Net income	57,671	107,958

Less: Income attributable to noncontrolling interests	(527,398)	(113,160)

Net loss attributable to 1st stREIT Office Inc.	$(469,727)	$(5,202)

Basic and diluted loss per share of Common Stock	$(7.57)	$(52.02)

Weighted average shares of Common Stock outstanding – basic and diluted	62,053	100

F-2

1st stREIT Office Inc.

Consolidated Statements of Stockholders' Equity (Unaudited)

For the Six Months Ended June 30, 2018

	Common Stock
	Number of Shares	Amount	Additional Paid-In Capital	Cumulative distributions and net loss	Noncontrolling Interests	Total
Balance at December 31, 2017	89,845	898	872,848	(730,457)	3,871,692	4,014,981
Proceeds from issuances of Common Stock	62,015	620	619,530	-	-	620,150
Offering Costs	-	-	(18,605)	-	-	(18,605)
Distributions to noncontrolling interests	-	-	-	-	(1,035,000)	(1,035,000)
Dividends declared on Common Stock	-	-	-	(71,693)	-	(71,693)
Net Income	-	-	-	(469,727)	-	(469,727)
Net income attributable to noncontrolling interests	-	-	-	-	527,398	527,398
Balance at June 30, 2018	151,860	$1,518	$1,473,773	$(1,271,877)	$3,364,090	$3,567,504

F-3

1st stREIT Office Inc.

Consolidated Statements of Cash Flows (Unaudited)

	For the Six Months Ended June 30,
	2018	2017
Cash flows from operating activities:
Net income	$57,671	$107,958
Adjustments to reconcile net income to net cash provided by operating activities:
Unrealized loss on hedging instrument	-	16,620
Straight-line rents	(95,614)	(17,501)
Depreciation	884,350	892,304
Amortization of in-place leases	206,394	267,677
Amortization of leasing commissions	74,267	45,405
Amortization of above-market rents	928	1,106
Amortization of below-market rents	(6,158)	(9,230)
Amortization of deferred loan fees included in interest expense	24,781	145,731
Changes in net assets and liabilities:
Rents and other receivables, net	(255,821)	(150,384)
Prepaid expenses, deposits and other assets	12,621	9,056
Due from affiliate	9,271	2,973
Accounts payable and accrued expenses	359,498	521,174
Unearned tenant rents	(101,461)	(86,099)
Security deposits	(5,186)	-
Due to affiliate	(180,537)	10,259
Net cash provided by operating activities	985,004	1,757,049

Cash flows from investing activities:
Additions to real estate investments	(132,007)	(371,408)
Payment of leasing costs	(29,454)	(91,433)
Net cash used in investing activities	(161,461)	(462,841)

Cash flows from financing activities:
Proceeds from secured note payable	-	24,600,000
Principal repayments of secured notes payable	-	(22,911,233)
Proceeds from unsecured affiliate note payable	-	20,700,000
Principal repayments of unsecured affiliate note payable	-	(20,700,000)
Net deposit from prospective investors	(2,950)	-
Proceeds from issuance of common stock	620,150	-
Payments of stock offering costs	(30,527)	-
Dividends paid on common shares	(56,189)	-
Contributions from noncontrolling interests	-	20,700,000
Distributions to noncontrolling interests	(1,035,000)	(23,611,994)
Payments of deferred financing cost	-	(495,620)
Net cash used in financing activities	(504,516)	(1,718,847)

Net decrease in cash, cash equivalents and restricted cash	319,027	(424,639)
Cash, cash equivalents and restricted cash at beginning of period	2,649,838	2,087,127
Cash, cash equivalents and restricted cash at end of period	$2,968,865	$1,662,488

Cash and cash equivalents	$2,209,880	$1,060,552
Restricted cash	758,985	601,936
Total cash, cash equivalents and restricted cash	$2,968,865	$1,662,488

F-4

1st stREIT Office Inc.

Consolidated Statements of Cash Flows (Unaudited)

(Continued)

	For the Six Months Ended June 30,
	2018	2017
Supplemental disclosure of cash flow information
Cash paid for interest	$541,200	$405,121
Cash paid for prepayment premium included in interest expense	$-	$227,839

Supplemental disclosure of noncash investment and financing activities:
Additions to real estate investments included in accounts payable and accrued expenses	$86,751	$43,569
Accounts payable and accrued expenses included in common stock offering costs	$11,922	$-
Additions to declared dividends on common shares included in accounts payable and accrued expenses	$15,504

Net assets distributed from Sponsor Affiliate Entities to noncontrolling interests
Rents and other receivables, net	$-	$16,596
Due from affiliates	-	1,547
Hedging instrument, net	-	3,500
Other assets, net	-	75,132
Accounts payable and accrued expenses	-	(19,174)
	$-	$77,601

F-5

1st stREIT Office Inc.

Notes to Consolidated Financial Statements

June 30, 2018

1.       Organization and Nature of Business

Formation

1st stREIT Office Inc., a Maryland corporation (the “Company”), was formed on November 9, 2016. The Company has elected to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes commencing with its taxable year ended December 31, 2017. The Company believes that it has been organized and has operated in a manner that has allowed it to qualify as a REIT for U.S. federal income tax purposes commencing with such taxable year, and it intends to continue operating in such a manner. The Company’s charter authorizes the issuance of 1,000,000,000 shares of capital stock, of which 900,000,000 shares are designated as shares of common stock, $0.01 par value per share (“Common Stock”), and 100,000,000 shares designated as preferred stock (“Preferred Stock”). As of June 30, 2018, the Company had not issued any Preferred Stock.

The Company is offering a maximum of up to $50.0 million in shares in Common Stock on a “best efforts maximum” basis. As of June 30, 2018, the Company is selling its Common Stock directly to investors at a purchase price of $10.00 per share until September 30, 2018. Thereafter, the per share purchase price will be adjusted every fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st of each year, will equal the greater of (i) $10.00 per share or (ii) the Company’s net asset value (“NAV”), divided by the number of shares of Common Stock outstanding as of the end of the prior fiscal quarter on a fully diluted basis (NAV per share). The minimum investment amount for initial purchases of shares of Common Stock is 100 shares, or $1,000 based on the initial offering price per share. The Company may terminate the offering at any time.

The Company was organized primarily to originate, invest in and manage a portfolio of primarily office properties. The Company may also invest, to a limited extent, in real estate-related assets, including (1) equity securities, such as common stock, preferred stock and convertible preferred securities of public or private real estate companies, such as other REITs and other real estate operating companies, (2) debt securities, such as commercial mortgages, mortgage loan participations, commercial mortgage-backed securities and debt securities issued by other real estate companies, (3) mezzanine loans, bridge loans and certain non-U.S. dollar denominated securities, and (4) commercial property types other than office properties.

The Company will hold its investments through 1st stREIT Office Operating Partnership LP (the “Operating Partnership”) and the Operating Partnership’s special purpose wholly-owned limited liability companies, some of which may have rights to receive preferred economic returns. The Operating Partnership was formed on February 22, 2017 with the Company as the sole general partner and initially owning a 99.0% partnership interest in the Operating Partnership. A wholly owned subsidiary of the Company, 1st stREIT Office Limited Partner LLC (the “Initial LP”), formed on February 22, 2017, initially owned the remaining 1.0% interest in the Operating Partnership as its initial limited partner.

The business affairs of the Company are managed by or under the direction of the Company’s board of directors (the “Board of Directors”). Subject to certain restrictions and limitations, SW Manager, LLC (the “Manager”), an affiliate of the Company, was engaged by the Board of Directors to manage the Company pursuant to a management agreement (the “Management Agreement”) effective June 22, 2017. The Manager is wholly owned by the Company’s sponsor, Tryperion Partners, LLC (the “Sponsor”). On December 13, 2016, the Company issued 100 shares for $1,000 in a private placement to the Sponsor. On September 13, 2017, the Company issued an additional 7,400 for $74,000 to the Sponsor.

Laumeier Transaction

On April 13, 2017, the Company formed three special purpose entities wholly owned by the Operating Partnership (“1SO Laumeier I LLC”, “1SO Laumeier II LLC” and “1SO Laumeier IV LLC”, which are collectively referred to as “Laumeier Entities”).

On May 30, 2017, an unsecured note payable (the “Affiliate Note Payable”) was issued by the Sponsor to the Operating Partnership in the amount of $20,700,000.

On May 31, 2017 (the “Transaction Date”), each of the Laumeier Entities purchased three office properties (“Laumeier I”, “Laumeier II” and “Laumeier IV”, collectively referred to as the “Laumeier Properties”) located in St. Louis, Missouri from three affiliate investment entities (“TREF I Laumeier I LLC”, “TREF I Laumeier II LLC” and “TREF I Laumeier IV LLC”, collectively referred to as “Sponsor Affiliate Entities”). The Sponsor Affiliate Entities were managed by an affiliate of the Sponsor, Tryperion RE Fund I Manager, LLC (“Former Manager”).

F-6

On June 22, 2017, certain investors of the Sponsor Affiliate Entities (“Reinvesting OP Partners”, together with the Initial LP, the “Limited Partners”) reinvested their sale proceeds received from the sale of the Laumeier Properties by purchasing limited partnership interests (“OP Units”) in the Operating Partnership. Additionally, on June 22, 2017, the Affiliate Note Payable was repaid.

As of June 30, 2018, the Company has raised approximately $1,443,600 in capital from 167 investors (not including the $75,000 in private placements to the Sponsor). The Company currently owns 151,860 OP Units out of a total number of outstanding OP Units of 2,221,860, giving the Company an effective ownership interest of 6.83% in the Operating Partnership. As the Company raises capital, additional OP Units will be issued to the Company.

Offering and Filings

On June 30, 2017, the Company filed an offering statement on Form 1-A with the Securities and Exchange Commission (the “SEC”) with respect to a public offering (the “Offering”) of up to $50.0 million in Common Stock. The SEC declared the Offering to be qualified on September 13, 2017.

The Company plans on issuing up to 5,000,000 shares of Common Stock in the Offering and has issued an additional 7,500 shares of Common Stock in private placements to the Sponsor at a price of $10.00 per share of Common Stock. The Board of Directors may increase the number of authorized shares of capital stock without stockholder approval.

Pursuant to a post-qualification amendment (“PQA”) to its current offering statement that was qualified by the Securities and Exchange Commission (the “SEC”) on September [27], 2018 on Form 1-A, the Company has established the Company’s Distribution Reinvestment and Optional Cash Purchase Plan (the “Plan”). The Plan allows stockholders who elect to participate in the Plan to have their cash dividends reinvested in additional shares of Common Stock or make optional cash purchases of shares of Common Stock.

As of June 30, 2018, the Company has not established any taxable REIT subsidiary (“TRS”) or qualified REIT subsidiary (“QRS”), although it may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on the Company’s status as a REIT.

2.       Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC. The accompanying consolidated balance sheets, and the related consolidated statements of operations, stockholders’ equity and cash flows as of June 30, 2018 and for the six months then ended are unaudited and have not been reviewed by external auditors.

GAAP requires any subsidiaries or affiliates under common control to be consolidated. The Company determined that, in accordance with GAAP, the Laumeier Properties were under common control for the period November 9, 2016 (inception) through the Transaction Date thus the Laumeier transaction was recorded as a change in reporting entity (rather than a sale of the Laumeier Properties and purchase of OP Units). These consolidated financial statements reflect the inherited net assets and results of operations from the predecessor Sponsor Affiliate Entities as of November 9, 2016 and for the period November 9, 2016 (inception) through the Transaction Date.

The consolidated financial statements of the Company also include the Initial LP, the Operating Partnership and its wholly owned subsidiaries. The Operating Partnership is a variable interest entity whereby the management has determined the Company as the primary beneficiary of that entity’s operations.

All significant intercompany balances and transactions are eliminated in consolidation. Management of the Company believes all the necessary adjustments have been made to the statements of operations in order to make these financial statements not misleading.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Actual results could differ materially from those estimates.

F-7

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Cash and cash equivalents are stated at cost, which approximates fair value. The Company’s cash and cash equivalents balance may exceed federally insurable limits. The Company intends to mitigate this risk by depositing funds with major financial institutions; however, these cash balances could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets.

Restricted Cash

Restricted cash is comprised of funds that are held by the lender as required per terms of the lending agreement.

Diversification and Credit Risk

The investments of the Company are concentrated in three office properties in St. Louis, Missouri. Accordingly, the investments may be subject to more rapid changes in value than would be the case if the assets of the Company were widely diversified among investments or industry sectors. Furthermore, investments in real estate are concentrated in terms of region and investment type. This lack of diversification exposes the Company to potential losses and unforeseen economic conditions that could have an adverse effect on its operations.

Management generally does not require collateral or other security from tenants, other than security deposits or letters of credit. However, since concentration of rental revenue from certain tenants exists, the inability of those tenants to make their payments could have an adverse effect on the Company.

Real Estate

Real Estate Acquisition Valuations

In accordance with ASC 805 – Business Combinations, the Company records acquisitions that meet the definition of a business as a business combination. If the acquisition does not meet the definition of a business, the Company records the acquisition as an asset acquisition. Under both methods, all assets acquired and liabilities assumed are measured based on their acquisition-date fair values. Transaction costs that are related to a business combination are charged to expense as incurred. Transaction costs that are related to an asset acquisition are capitalized as incurred.

The Company assesses the acquisition date fair values of all tangible assets, identifiable intangibles, and assumed liabilities using methods similar to those used by independent appraisers, generally utilizing a discounted cash flow analysis that applies appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.

The Company records above-market, below-market and in-place lease values for acquired properties based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancelable term of above-market in-place leases and for the initial term plus any extended term for any leases with below-market renewal options. The Company amortizes any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining noncancelable terms of the respective lease, including any below-market renewal periods.

The Company estimates the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease up periods.

The Company amortizes the value of tenant origination and absorption costs to depreciation and amortization expense over the remaining noncancelable term of the respective lease.

F-8

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of the Company’s acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of the Company’s net income (loss).

Depreciation and Amortization

Real estate costs related to the acquisition and improvement of properties are capitalized and amortized over the expected useful life of the asset on a straight-line basis. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset and are expensed as incurred. Significant replacements and betterments are capitalized. The Company’s policy is to depreciate its assets over their estimated useful lives which generally are as follows:

Buildings	15 – 25 years
Building improvements	10 – 20 years
Land improvements	5 years
Tenant improvements	Remaining contractual lease term with consideration as to above- and below-market extension options for above- and below-market lease intangibles

Impairment of Real Estate and Related Intangible Assets and Liabilities

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate and related intangible assets may not be recoverable, management assesses whether the carrying value of the assets will be recovered through the future undiscounted operating cash flows expected from the use of and eventual disposition of the property. If, based on the analysis, the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment charge to the extent the carrying value exceeds the estimated fair value of the asset. As of June 30, 2018, and December 31, 2017, the Company did not record any impairment charges related to its real estate investments.

Revenue Recognition

The Company recognizes minimum rent, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases when collectability is reasonably assured and record amounts expected to be received in later years as deferred rent receivable, which is included in rents and other receivables on the consolidated balance sheets. If the lease provides for tenant improvements, management determines whether the tenant improvements, for accounting purposes, are owned by the tenant or by the Company. When the Company is the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance (including amounts that a tenant can take in the form of cash or a credit against its rent) that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

•	whether the lease stipulates how a tenant improvement allowance may be spent;

•	whether the amount of a tenant improvement allowance is in excess of market rates;

•	whether the tenant or landlord retains legal title to the improvements at the end of the lease term;

•	whether the tenant improvements are unique to the tenant or general-purpose in nature; and

•	whether the tenant improvements are expected to have any residual value at the end of the lease.

The Company records property operating expense reimbursements due from tenants for common area maintenance, real estate taxes, and other recoverable costs in the period the related expenses are incurred.

F-9

Rents and Other Receivables

Rents and other receivables consists of tenant receivables and straight-line rent. As of June 30, 2018, and June 30, 2017, straight-line rent was $ 1,354,994 and $ 1,259,831, respectively. Accounts receivable are reported net of an allowance for doubtful accounts. Management’s estimate of the allowance is based on historical collection experience and a review of the current status of accounts receivable. It is reasonably possible that management’s estimate of the allowance will change. As of June 30, 2018 and December 31, 2017 management estimated that no allowance is required.

Other Assets

Other assets consist of prepaid expenses, utility deposits and furniture. Furniture is recorded at cost and is depreciated over estimated useful life of seven years. In July 2015, Laumeier II purchased $12,000 in furniture. As of June 30, 2018, accumulated depreciation for furniture was $5,115. For the six months ended June 30, 2018, the depreciation expense for furniture was $849.

Deferred Financing Costs

Deferred financing costs represent loan fees, legal fees and other third-party costs associated with obtaining financing and are presented on the balance sheet as a direct deduction from the carrying value of the associated debt liability. These costs are amortized to interest expense over the terms of the respective financing agreements using the interest method. Unamortized deferred financing costs are generally expensed when the associated debt is refinanced or repaid before maturity unless specific rules are met that would allow for the carryover of such costs. Costs incurred in seeking financing transactions that do not close are expensed in the period in which it is determined that the financing will not close.

Hedging Instruments

The Company is exposed to fluctuations in interest rates that can affect its cost of financing, and at times, addresses this risk by entering into interest rate protection agreements. Interest rate swaps and caps are carried on the consolidated balance sheets as an asset or liability at fair value, with corresponding changes in fair value recognized to unrealized gain (loss) on hedging instruments.

Fair Value Measurements

Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company may be required to measure other non-financial and financial assets and liabilities at fair value on a non-recurring basis. Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•	Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, the Company utilizes quoted market prices from independent third-party sources to determine fair value and classifies such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require the Company to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When the Company determines the market for a financial instrument owned by the Company to be illiquid or when market transactions for similar instruments do not appear orderly, the Company uses several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and establishes a fair value by assigning weights to the various valuation sources. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach.

F-10

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

The Company considers the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with the Company’s estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal-to-principal market).

The Company considers the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.

Income Taxes

The Company has elected to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year ended December 31, 2017. The Company believes that it has been organized and has operated in a manner that has allowed it to qualify as a REIT for U.S. federal income tax purposes commencing with such taxable year, and it intends to continue operating in such a manner. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes qualifying dividends to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially and adversely affect the Company’s net income and net cash available for distribution to stockholders.

Even if the Company qualifies as a REIT for U.S. federal income tax purposes, it may be subject to certain U.S. federal, state and local taxes on its income and property. To the extent the Company is required to pay U.S. federal, state or local taxes due to existing laws or changes to such laws, the Company will have less cash available for distribution to its stockholders.

On December 22, 2017, H.R. 1, commonly referred to as the Tax Cuts and Jobs Act was signed into law making significant changes to the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). While the changes in the Tax Cuts and Jobs Act generally appear to be favorable with respect to REITs, the extensive changes to non-REIT provisions in the Code may have unanticipated effects on the Company or its stockholders. As a result of the changes to U.S. federal laws implemented by the Tax Cuts and Jobs Act, the Company’s taxable income and the amount of distributions to its stockholders required to maintain its REIT status, and its relative tax advantage as a REIT, may change.

As of June 30, 2018, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. Neither the Company nor its subsidiaries has been assessed interest or penalties by any major tax jurisdictions. The Company’s evaluations were performed for the tax years ended December 31, 2017 and December 31, 2016. Currently, the tax returns for calendar year’s 2017 and 2016 remain subject to examination by major tax jurisdictions.

F-11

Distribution Policy

The Company intends, although is not legally obligated, to make regular quarterly distributions to holders of its shares at least at the level required to maintain REIT status, unless the results of operations, general financial condition, general economic conditions or other factors inhibits the Company from doing so. Distributions are authorized at the discretion of the Board of Directors, which is directed, in substantial part, by its obligation to cause the Company to comply with the REIT requirements of the Internal Revenue Code.

The following table lists the dividends declared and paid on the Common Stock of the Company as of June 30, 2018. The source of the capital for all distributions as of June 30, 2018 was cash flow from operations.

		Amount per
Period	Total Amount	Share/Unit	Period Covered	Dividend Paid Date
Second Quarter 2017	$2	$0.25	April 1, 2017 to June 30, 2017	June 30, 2017
Third Quarter 2017	$1,875	$0.25	July 1, 2017 to September 30, 2017	September 29, 2017
Fourth Quarter 2017	$22,461	$0.25	October 1, 2017 to December 31, 2017	January 8, 2018
First Quarter 2018	$33,728	$0.25	January 1, 2018 to March 31, 2018	April 10, 2018
Second Quarter 2018	$37,965	$0.25	April 1, 2018 to June 30, 2018	July 10, 2018

Dividends received by stockholders, and which are not designated by the Company as capital gain dividends, will generally be taxed as ordinary income to the extent they are from current or accumulated earnings and profits. To the extent any portion of a distribution is not from current or accumulated earnings and profits, it will not be subject to tax immediately; it will be considered a return of capital for tax purposes and will reduce the tax basis of a stockholder’s investment (and potentially result in taxable gain upon the sale of the stock). Dividends that constitute a return of capital, in effect, defer a portion of a stockholder’s tax until such stockholder’s investment is sold or the Company is liquidated, at which time the stockholder will be taxed at capital gains rates. See “U.S. Federal Income Tax Considerations—Taxation of Stockholders – Taxation of Taxable Domestic Stockholders – Dividends” for an additional discussion of these rules.

Dilution

The Board of Directors may elect to (i) sell additional shares in this or future offerings; (ii) issue equity interests in private offerings; or (iii) otherwise issue additional shares of capital stock. To the extent the Company issues additional equity interests depending upon the terms and pricing of any additional offerings, the use of the proceeds and the value of its real estate investments, stockholders may experience dilution in the book value and fair value of their shares and in the earnings and dividends per share.

Redeemable Common Stock

The Company has adopted a stockholder redemption plan whereby, subject to certain restrictions and limitations, on a quarterly basis, stockholders may be provided the opportunity to have their shares of Common Stock redeemed by the Company. No shares can be redeemed under the stockholder redemption plan until after the first anniversary of the date of purchase of such shares by the applicable investor.

The purchase price for shares redeemed under the stockholder redemption plan will be as follows:

Holding Period from Date of Purchase	Redemption Price
Less than 1 year	No redemption allowed
1 year until 2 years	90.0% of NAV
2 years until 3 years	92.5% of NAV
3 years until 4 years	95.0% of NAV
4 years until 5 years	97.5% of NAV
5 years or more	100% of NAV
In the event of a stockholder’s death or complete disability	100% of NAV

In addition, the redemption price will be reduced by the aggregate sum of distributions, if any, declared on the shares subject to the redemption request with record dates during the period between the quarter-end redemption request date and the redemption date.

F-12

Because the Company’s NAV per share will be calculated at the end of each quarter, the redemption price may change between the date the Company receives the redemption request and the date on which redemption proceeds are paid. As a result, the redemption price that a stockholder will receive may be different from the redemption price on the day the redemption request is made.

The Company cannot guarantee that the funds set aside for the redemption plan will be sufficient to accommodate all requests made in any quarter. In the event the Company does not have sufficient funds available to redeem all of the shares of Common Stock for which redemption requests have been submitted in any quarter, the Company intends to redeem shares of Common Stock on a pro rata basis on the redemption date. In addition, if the Company redeems less than all of the shares subject to a redemption request in any quarter, with respect to any unredeemed shares, stockholders can: (i) withdraw their requests for redemption; or (ii) ask that the Company honor the request in a future quarter, if any, when such redemptions can be made pursuant to the limitations of the redemption plan when sufficient funds are available. Such pending requests will be honored on a pro rata basis along with any new requests received in that future quarter. For investors who hold shares of Common Stock with more than one record date, redemption requests will be applied to such shares in the order in which they were purchased, on a first in first out basis.

The Company is not obligated to redeem shares of Common Stock under the redemption plan. The Company presently intends to limit the number of shares to be redeemed during any calendar year to 5.0% of the weighted average number of shares of Common Stock outstanding during the prior calendar year (or 1.25% per quarter, with excess capacity carried over to later quarters in the calendar year).

The Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, to protect Company operations and remaining stockholders, to prevent an undue burden on Company liquidity, to preserve Company status as a REIT, following any material decrease in the Company’s NAV, or for any other reason. The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve the Company’s status as a REIT.

Related Party Transactions

Organizational, Offering and Related Costs

Organization and offering costs of the Company are initially being paid by the Sponsor on behalf of the Company. The Company and its stockholders excluding the Reinvesting OP Partners, anticipate reimbursing the Sponsor for organization and offering costs paid on behalf of the Company in an amount not to exceed 3% of the Common Stock value sold by the Company to the public in the Offering, which could equal up to approximately $1,500,000 if the maximum amount of Common Stock is sold. The Sponsor will be required to pay or otherwise bear any organization and offering expenses that exceed 3% of the Common Stock value sold by the Company to the public in the Offering. An affiliate of the Sponsor, SW Office I LTIP, LLC (“LTIP Office I”) will be entitled to receive Long Term Incentive Plan Units (“LTIP Units”) in the Operating Partnership with respect to any of such 3% that is not used to pay Company organization and offering expenses following the termination of the Offering. These LTIP Units are to be issued at the greater of (i) $10.00 per unit or (ii) the sum of the Company’s NAV, divided by the number of shares of Common Stock outstanding as of the end of the prior fiscal quarter on a fully diluted basis (NAV per share).

When recorded by the Company, organization costs will be expensed as incurred, and offering costs will be charged to stockholder equity as such amounts are reimbursed to the Sponsor from the gross proceeds of the Offering. As of June 30, 2018, approximately $1,456,640 in organization costs and offering costs have been incurred by the Sponsor.

Asset Management Fees

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Company pays the Manager a quarterly asset management fee at an annualized rate of 2.00%, which, until one year after the commencement of the Offering, will be based on (i) the Company’s gross proceeds, as defined in the Management Agreement, as of the end of each fiscal quarter, plus (ii) proceeds from the issuance of units to the limited partners of the Operating Partnership (other than the Company and its wholly owned subsidiaries) as of the end of such fiscal quarter, plus (minus), (iii) and earnings (loss) through the end of such fiscal quarter, minus (iv) any distributions paid through the end of such fiscal quarter; and thereafter will be based on the Company’s NAV at the end of each prior quarter.

As compensation for asset management services, the Former Manager received a monthly asset management fee equal to 0.5% of the total amount of Gross Receipts (as defined in the property management agreements of the Laumeier Properties).

F-13

Segments

The Company has invested in multi-tenant income-producing office properties. The Company’s real estate properties exhibit similar long-term financial performance and have similar economic characteristics to each other. As of June 30, 2018 and June 30, 2017, the Company aggregated its investments in real estate into one reportable segment.

Per Share Data

Basic net income (loss) per share of Common Stock is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of Common Stock outstanding for the period. Diluted net income (loss) per share of Common Stock is computed by dividing net income (loss) attributable to common stockholders by the sum of the weighted average number of shares of Common Stock outstanding and any potential dilutive shares for the period. Since inception diluted earnings per share of Common Stock equals basic earnings per share of Common Stock as there were no potentially dilutive shares outstanding for the six months ended June 30, 2018.

Square Footage, Occupancy and Other Measures

Square footage, occupancy and other measures used to describe real estate investments included in the Notes to Consolidated Financial Statements are presented on an unaudited basis.

Recent Accounting Pronouncements

Consistent with the treatment for emerging growth companies under the Jumpstart Our Business Startups (JOBS) Act, the Company has elected to delay the implementation of new accounting standards to the extent such standards provide for delayed implementation by business entities that qualify for such treatment.

New Accounting Standards Issued and Adopted

In November 2016, the FASB issued Accounting Standards Updated 2016-18 (“ASU 2016-18”), Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. When cash, cash equivalents, restricted cash or restricted cash equivalents are presented in more than one line item within the statement of financial position, an entity shall calculate a total cash amount in a narrative or tabular format that agrees to the amount shown on the statement of cash flows. Details on the nature and amounts of restricted cash should also be disclosed. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. Management elected as permitted by the standard, to early adopt ASU 2016-18 retrospectively as of January 1, 2017 and have applied to all periods presented herein.

New Accounting Standards Issued and Not Yet Adopted

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 requires an entity to recognize the revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.  ASU 2014-09 supersedes the revenue requirements in Revenue Recognition (Topic 605) and most industry-specific guidance throughout the Industry Topics of the Codification.  ASU 2014-09 does not apply to lease contracts within the scope of Leases (Topic 840).  ASU 2014-09 was to be effective for fiscal years, and interim periods within those years, beginning after December 15, 2018, and is to be applied retrospectively, with early application not permitted. The Company is still assessing the impact on its Consolidated Financial Statements.

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all their leases, including leases embedded in other contractual arrangements, among other changes. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018, with early adoption permitted. The Company is still assessing the impact on its Consolidated Financial Statements.

In August 2016, the FASB issued Accounting Standards Updated 2016-15 (“ASU 2016-15”), Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which provides guidance on the presentation and classification in the statement of cash flows for specific cash receipt and payment transactions, including debt prepayment or extinguishment costs, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims and corporate owned life insurance policies, and distribution received from equity method investees. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. The Company is still assessing the impact on its Consolidated Financial Statements.

F-14

In January 2017, the FASB issued Accounting Standards Update 2017-01 (“ASU 2017-01”), Business Combinations, which clarifies the definition of a business, particularly when evaluating whether transactions should be accounted for as acquisitions or dispositions of assets or businesses. The first part of the guidance provides a screen to determine when a set is not a business; the second part of the guidance provides a framework to evaluate whether both an input and a substantive process are present. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2017. Early adoption is permitted for transactions that have not been reported in issued financials statements. The Company is still assessing the impact on its Consolidated Financial Statements.

3.       Real Estate Investments

As of June 30, 2018, the Company’s real estate portfolio consisted of three adjacent office properties in the state of Missouri. The following table provides summary information regarding the Company’s real estate as of June 30, 2018:

Property	Location	Date Acquired(1)	Property Type	Land, Buildings and Improvements	Tenant Origination and Absorption Costs	Accumulated Depreciation and Amortization	Total Investment in Real Estate Property, Net
1SO Laumeier I LLC	St. Louis, MO	11/18/2013	Office	$14,046,406	$2,736,348	$(4,278,890)	$12,503,864
1SO Laumeier II LLC	St. Louis, MO	11/18/2013	Office	10,969,280	1,939,949	(3,905,964)	9,003,265
1SO Laumeier IV LLC	St. Louis, MO	11/18/2013	Office	4,966,565	1,349,637	(2,740,152)	3,576,050
				$29,982,251	$6,025,934	$(10,925,006)	$25,083,179

(1)The acquisition date represents the date the Laumeier Properties were acquired by the Sponsor Affiliate Entities.

Revenue Concentration

As of June 30, 2018, the Company’s highest tenant concentration (greater than 10% of annualized base rent) was as follows:

		Effective	Percentage of
		Annualized	Annualized
Tenant	Property	Base Rent	Base Rent
Panera, LLC	1SO Laumeier I LLC	$2,810,569	41.82%
New Balance Athletic Shoes, Inc.	1SO Laumeier II LLC	933,825	13.89%

As of June 30, 2018, the Company’s highest tenant concentration (greater than 10% of total revenue) was as follows:

			Percentage of
Tenant	Property	Revenue	Total Revenue
Panera, LLC	1SO Laumeier I LLC	$1,405,285	42.01%
New Balance Athletic Shoes, Inc.	1SO Laumeier II LLC	466,913	13.96%

As of June 30, 2018, no other tenants accounted for more than 10% of annualized rents.

F-15

As of June 30, 2018, the future minimum contractual rental income from the Company’s real estate investments under its noncancelable operating leases was as follows:

July 1, 2018 through December 31, 2018	$3,315,569
2019	6,641,088
2020	6,278,242
2021	6,558,284
2022	5,590,092
2023	4,732,377
Thereafter	1,164,568
$34,280,220

Intangibles

As of June 30, 2018, the Company’s intangibles were as follows:

	Tenant Origination and Absorption Costs	Above-market lease intangibles	Below-market lease intangibles
Cost	$6,025,934	$10,106	$(178,466)
Accumulated amortization	(3,171,105)	(10,106)	105,971
Net amount	$2,854,829	$-	$(72,495)

Increases (decreases) in net income (loss) as a result of amortization of the Company’s tenant origination and absorption costs, above-market and below-market lease intangibles for the six months ended June 30, 2018 were as follows:

	Tenant Origination and Absorption Costs	Above-market lease intangibles	Below-market lease intangibles
Amortization	$(280,662)	$(928)	$6,158

The remaining unamortized balance of these outstanding intangible assets and liabilities as of June 30, 2018 is estimated to be amortized for years ending December 31 as follows:

	Tenant Origination and Absorption Costs	Above-market lease intangibles	Below-market lease intangibles
July 1, 2018 through December 31, 2018	$(292,820)	$-	$6,209
2019	(450,852)	-	12,417
2020	(550,258)	-	12,417
2021	(499,160)	-	12,417
2022	(424,291)	-	12,417
2023	(390,429)	-	12,417
Thereafter	(247,019)	-	4,201
	$(2,854,829)	$-	$72,495

4.       Debt

Secured Note Payable – Wells Fargo Bank, NA

In order to provide permanent financing for the Laumeier Properties, the Sponsor Affiliate Entities obtained a $33,000,000 secured promissory note (“Wells Note Payable”) from Wells Fargo Bank, NA (“Wells Lender”) on November 18, 2013. The Wells Note Payable amortized over a 30-year period and bore interest at one-month LIBOR Rate plus 2.10% per annum, which was computed based on a 360-day year and the actual days elapsed in the accrual period. The Company also purchased an interest rate protection agreement for $758,610 which capped the variable rate of the Wells Note Payable at 2%. The note principal balance was fully repaid on the Transaction Date.

F-16

For the six months ending June 30, 2017, the Sponsor Affiliate Entities incurred interest expense of $426,432 (including $141,467 of amortized financing costs) for the period from January 1, 2017 to May 30, 2017. Additionally, in accordance with the lending agreement, the Sponsor Affiliate Entities paid a prepayment premium of $227,839 to the Wells Lender, which is included in interest expense on the accompanying consolidated statements of operations.

Secured Note Payable – BB&T Real Estate Funding LLC

In order to provide permanent refinancing for the Laumeier Properties, the Laumeier Entities obtained a $24,600,000 secured promissory note (“BB&T Note Payable”) from BB&T Real Estate Funding LLC (“BB&T Lender”) on May 31, 2017. The BB&T Note Payable is secured by non-recourse deeds of trust, security instrument with assignments of rents and fixtures, and first priority lien interested on the encumbered properties. Interest-only monthly payments of $90,200 are due until July 1, 2019. Thereafter, monthly payments of principal and interest of $135,342 are due until June 1, 2027 (the “Maturity Date”). Any unpaid interest and principal are due at the Maturity Date. The Laumeier Entities may conditionally prepay the BB&T Note Payable in full or in part prior to the Maturity Date (subject to certain provisions in the lending agreement). The note further requires that certain monthly escrow deposits be made to the BB&T Lender.

For the six months ending June 30, 2018, the Laumeier Entities incurred interest expense of $565,981 (including $24,781 of amortized financing costs).

As of June 30, 2018, the Company’s secured note payable consisted of the following:

Borrower(s)	Lender	Principal Balance	Unamortized Deferred Financing Costs	Total	Interest Rate	Maturity Date
Laumeier Entities	BB&T Real Estate Funding LLC	$24,600,000	$(441,794)	$24,158,206	4.40%	June 1, 2027

The summarized future principal repayments of the Company’s secured note payable as of June 30, 2018 is estimated to be as follows for the years ending December 31:

Secured Notes Payable
July 1, 2018 through December 31, 2018	$-
2019	261,248
2020	546,552
2021	574,522
2022	600,682
2023	628,034
Thereafter	21,988,962
Total principal	24,600,000
Deferred financing costs, net	(441,794)
Total	$24,158,206

Unsecured Note Payable - Affiliate

The Affiliate Note Payable bore interest at the one-month LIBOR plus 0.85% per annum, calculated on a 365-day year, compounded monthly. For the six months ending June 30, 2017, the Operating Partnership incurred interest expense of $26,949. The Affiliate Note Payable was paid in full on June 22, 2017.

5.       Fair Value Disclosures

The fair value for certain financial instruments is derived using valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of financial instrument for which it is practicable to estimate the fair value:

F-17

Cash and cash equivalents, restricted cash, rents and other receivables, due from affiliates, prepaid expenses, deposits and other assets, accounts payable, accrued expenses, unearned tenant rents and security deposits: these balances approximate their fair values due to the short maturities of these items.

Derivative instruments: The Company’s derivative instruments are presented at fair value in the accompanying consolidated balance sheets. The valuation of these instruments is determined using a proprietary model that utilizes observable inputs. As such, the Company classifies these inputs as Level 2 inputs. The proprietary model uses the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves and volatility. The fair values of interest rate swaps are estimated using the market standard methodology of netting the discounted fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of interest rates (forward curves) derived from observable market interest rate curves. In addition, credit valuation adjustments, which consider the impact of any credit risks to the contracts, are incorporated in the fair values to account for potential nonperformance risk.

Secured notes payable:  The fair value of the Company’s mortgage notes payable is estimated using a discounted cash flow analysis based on management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach. The Company classifies these inputs as Level 2 inputs. As of June 30, 2018, the Company believes the carrying value of its secured note payable was representative of fair value.

6.       Related Party Transactions

As of June 30, 2018, approximately $1,456,640 in organization and offering costs have been incurred by the Sponsor, of which $43,309 in offering costs have been allocated to the Company and recorded in the consolidated statement of stockholders’ equity. As of June 30, 2018, $738 in organization and offering costs reimbursable to the Sponsor remain unpaid.

For the six months ended June 30, 2018 and for the six months ended June 30, 2017, the Company incurred reimbursable management costs paid to the Sponsor of $180,968 and $0, respectively. As of June 30, 2018, $92,239 in reimbursable management costs remains unpaid to Sponsor and is included within the total expenses in the accompanying consolidated statements of operations.

For the six months ending June 30, 2018 and for the six months ended June 30, 2017, the Company incurred asset management fees of $215,618 and $10,259, respectively, due to the Manager of which $108,341 remains unpaid.

For the six months ending June 30, 2017, the Company incurred asset management fees for the period from January 1, 2017 to May 30, 2017 of $11,797 paid to the Former Manager.

7.       Economic Dependency

The Manager has engaged the Sponsor to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s Common Stock available for issue, as well as other administrative responsibilities for the Company including investor relations. As a result of these relationships, the Manager is dependent upon the Sponsor. In the event that the Sponsor was unable to provide the Manager with the respective services, the Manager would be required to find alternative providers of these services.

8.       Commitments and Contingencies

Property Management and Accounting Arrangements

The Company has property management (“PMA”) and property accounting agreements (“PAA”) with various service providers. For property management, the Company pays a property management fee based upon a percentage (“PM Fee Percentage”) of base rents, as defined in the PMA. The PM Fee Percentage was 1.75% for the period November 9, 2016 (inception) through May 30, 2017. For each of the periods May 31, 2017 - June 30, 2017 and July 1, 2017 – June 30, 2018, the PM Fee percentage was 1.25%. Additionally, the PMA allows for costs such as salaries, payroll taxes, health insurance, and office supplies to be reimbursed to the property manager. For accounting services, the Company pays a fixed monthly accounting services fee, plus annual variable fees associated with audit and tax preparation.

F-18

For the six months ended June 30, 2018 and for the first six months ended June 30, 2017, the Company incurred property management and reimbursable property management costs of $91,052 and $108,447, respectively, of which $14,575 remains unpaid and is included in accounts payable and accrued expenses on the accompanying consolidated balance sheet.

Additionally, for the six months ended June 30, 2018 and for the first six months ended June 30, 2017, the Company incurred PAA fees of $88,006 and $23,350 which is included in general and administrative expenses on the accompanying consolidated statements of operations, of which $6,872 remains unpaid and is included in accounts payable and accrued expenses on the accompanying consolidated balance sheet.

Operations

The Company’s commitments and contingencies include customary obligations incurred in the normal course of business. In the opinion of management, these matters will not have a material effect on the consolidated financial position, results of operations or cash flows of the Company.

Legal Proceedings

As of June 30, 2018, the Company was not named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of the Company’s business. Although the Company is unable to predict with certainty the eventual outcome of any litigation, the Company is not aware of any litigation of any significance likely to occur.

Environmental

As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Although there can be no assurance, the Company is not aware of any environmental liability that could have a material adverse effect on the consolidated financial position or results of operations. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company’s real estate, the activities of its tenants and other environmental conditions of which the Company is unaware with respect to its real estate could result in future environmental liabilities.

9.       Subsequent Events

Events that occur after the consolidated balance sheet date but before the consolidated financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the consolidated balance sheet date are recognized in the accompanying consolidated financial statements. Subsequent events which provide evidence about conditions that existed after the consolidated balance sheets dates require disclosure in the accompanying notes. Management evaluated the activity of the Company through September 28, 2018 (the date the consolidated financial statements were available to be issued) and concluded that the following items should be disclosed as subsequent events:

Additional Share Issuances

As of the date of this Semi-Annual Report, the Company has issued after June 30, 2018 an additional 20,700 shares related to the Company’s current offering bringing the total shares issued as of the date of this Semiannual Report up to 165,060 (not including the 7,500 shares issued in private placements to the Sponsor). As of the date of this Semiannual Report, the Company owns 172,560 OP Units, and the total number of outstanding OP Units was 2,242,560 giving the Company an effective ownership interest of 7.69% in the Operating Partnership. As the Company raises capital, additional OP Units will be issued to the Company.

Additional Distributions

On September 27, 2018, the Board of Directors declared a regular quarterly cash dividend of $0.25 per share of Common Stock for the period from July 1, 2018 to September 30, 2018. The Company, as general partner of 1st stREIT Office Operating Partnership LP (the “Operating Partnership”), concurrently declared the same distribution per OP Unit. The source of funds for this distribution was 100% from cash flow from operations.

F-19

Distribution Reinvestment and Optional Cash Purchase Plan

The Company has set up a Distribution Reinvestment and Optional Cash Purchase Plan, which allows stockholders who elect to participate in the Plan to have their cash dividends reinvested in additional shares of Common Stock or make optional cash purchases of shares of Common Stock..

Resignation and Election of Officers

Effective August 30, 2018, the Board of Directors accepted the resignation of Jeffrey Karsh and Eliot Bencuya as Chief Executive Officer and President of the Company, and Chief Investment Officer and Secretary of the Company, respectively, and appointed Eliot Bencuya as Chief Executive Officer and President of the Company, and Jeffrey Karsh as Chief Investment Officer and Secretary of the Company.

F-20

Item 4. Exhibits

INDEX TO EXHIBITS

Exhibit No.	Description
2.1*	Amended and Restated Charter
2.2*	Articles of Amendment
2.2*	Second Amended and Restated Bylaws
3.1*	Distribution Reinvestment and Optional Cash Purchase Plan
4.1*	Form of Subscription Package
6.1*	Second Amended and Restated Limited Partnership Agreement of 1st stREIT Office Operating Partnership LP
6.2*	Management Agreement between 1st stREIT Office Inc., 1st stREIT Office Operating Partnership LP and SW Manager, LLC
6.3*	Support Agreement between Tryperion Partners, LLC and SW Manager, LLC.
6.4*	License Agreement between 1st stREIT Office Inc. and Tryperion Partners, LLC
10.1*	Power of Attorney (included on signature page of the Offering Statement dated June 30, 2017)

*Previously Filed

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Los Angeles, California on September 28, 2018.

1st stREIT OFFICE INC.

By:	/s/ Eliot Bencuya
Name:	Eliot Bencuya
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Eliot Bencuya	Director and Chief Executive Officer	September 28, 2018
Eliot Bencuya	(Principal Executive Officer)

/s/ Joseph Kessel	Director and Chief Operating Officer	September 28, 2018
Joseph Kessel	(Principal Financial Officer and Principal Accounting Officer)

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